SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 53)

TRANSCONTINENTAL REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

893617-20-9

(CUSIP Number)

Louis J. Corna
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234
(469) 522-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893617-20-9
1. Names of Reporting Persons.
Transcontinental Realty Acquisition Corporation

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,383,226

8. Shared Voting Power
-0-

9. Sole Dispositive Power
1,383,226

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,383,226
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
15.87%
14. Type of Reporting Person
CO

CUSIP No. 893617-20-9
1. Names of Reporting Persons.
American Realty Investors, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
5,384,194

8. Shared Voting Power
-0-

9. Sole Dispositive Power
5,384,194

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
6,767,420
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
77.63%
14. Type of Reporting Person
CO

CUSIP No. 893617-20-9
1. Names of Reporting Persons.
Realty Advisors, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
304,298

8. Shared Voting Power
-0-

9. Sole Dispositive Power
304,298

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
304,298
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
3.49%
14. Type of Reporting Person
CO

CUSIP No. 893617-20-9
1. Names of Reporting Persons.
Daniel J. Moos

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
290,000

8. Shared Voting Power
-0-

9. Sole Dispositive Power
290,000

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
290,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
3.33%
14. Type of Reporting Person
CO

Item 1.  Security and Issuer

This Amendment No. 53 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares"), of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation ("TCI" or the "Issuer"), and further amends the original Statement on Schedule 13D, as amended by Amendment Nos. 1 through 52 (the "Amended Statement"), filed by and on behalf of the "Reporting Persons" described below and others who are no longer "Reporting Persons."  The principal executive offices of TCI are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234.  The CUSIP number of the Shares is 893617-20-9.

This Amendment No. 53 to Schedule 13D is being filed (i) to reflect the sale by one Reporting Person of 285,000 Shares to an individual and (ii) to include the individual who purchased the 285,000 Shares as a new Reporting Person. See Items 2 and 5 below.

Item 2.  Identity and Background

Item 2 of the Amended Statement is hereby further amended as follows:

(a)-(c) This Amendment is being filed on behalf of American Realty Investors, Inc., a Nevada corporation ("ARL"), Transcontinental Realty Acquisition Corporation ("TRAC"), Realty Advisors, Inc., a Nevada corporation ("RAI"), and Daniel J. Moos, an individual, who is also the President and Chief Executive Officer of ARL and TCI and President of RAI ("Moos").  TRAC is a wholly owned subsidiary of ARL.  ARL's Common Stock is publicly held and listed and traded on the New York Stock Exchange ("NYSE").  RAI, indirectly through Realty Advisors, LLC, a Nevada limited liability company, of which RAI is the sole member, owns approximately 85% of the Common Stock of ARL. All of ARL, TRAC, RAI and Moos are collectively referred to as the "Reporting Persons," and each has their principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234.  The Reporting Persons (consisting of ARL, TRAC, RAI and Moos) may be deemed to constitute a "person" within the meaning of Section 13(d) of the Exchange Act, as amended, because TRAC is a wholly owned subsidiary of ARL, RAI indirectly owns over 85% of the Common Stock of ARL, and Moos is the President and Chief Executive Officer of ARL, TCI and RAI.

Item 3.  Source and Amount of Funds or Other Consideration

Moos purchased the 285,000 Shares of TCI for cash from his personal funds.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby further amended as follows:

(a) According to the latest information available from the Issuer, as of November 2, 2016, the total number of issued and outstanding Shares was believed by the Reporting Persons to be 8,717,767. As of December 12, 2016, after giving effect to the transaction described in Item 5(c) below, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

Name	No. of Shares Owned Beneficially	Approximate % of Class
ARL*†	6,767,420	77.63%
TRAC	1,383,226	15.87%
RAI	304,298	3.49%
Moos	290,000	3.33%
Totals	7,361,718	84.44%
_______________________

* ARL owns 5,384,194 Shares direct.

† 1,383,226 Shares are the same Shares owned by TRAC, which is a wholly owned subsidiary of ARL.

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of ARL may be deemed to beneficially own the number of Shares owned by ARL; each of the directors of ARL and TRAC may be deemed to beneficially own the number of Shares owned by TRAC described above; and each of the directors of RAI may be deemed to beneficially own the number of Shares owned by RAI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of the class, as well as the relationship, are set forth in the following table:

Name of Director	Director of Entity	No. of Shares Beneficially Owned	% of Class
Gene S. Bertcher	TRAC	1,383,226†	15.87%
Henry A. Butler	ARL	6,767,420*†	77.63%
Robert A. Jakuszewski	ARL	6,767,420*†	77.63%
Daniel J. Moos	TRAC	1,673,226*†✓	19.19%
Ted R. Munselle	ARL	6,767,420*†	77.63%
Mickey Ned Phillips	RAI	304,298	3.49%
Raymond D. Roberts, Sr.	ARL	6,767,420*†	77.63%
Total Units beneficially owned by Reporting Persons and individuals listed above (7 persons):		7,361,718*†✓	______ 84.44%
_______________________

✓ Daniel J. Moos, individually, owns 290,000 Shares, which are included in the table.

(b) Each of the directors of ARL (Messrs. Butler, Jakuszewski, Munselle and Roberts) shares voting and dispositive power over the 5,384,194 Shares beneficially owned by ARL; each of the directors of TRAC (Messrs. Bertcher and Moos) shares voting and dispositive power over the 1,383,226 Shares held by TRAC; each of the directors of RAI shares voting and dispositive power over 304,298 Shares; and each of the current members of the respective Boards of Directors of ARL, TRAC and RAI disclaim beneficial ownership of the Shares owned by the respective entities.

(c) During the 60 calendar days ended December 12, 2016, the Reporting Persons and their executive officers and directors, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof, except as follows:

• On December 7, 2016, effective December 12, 2016, ARL sold 285,000 Shares to Moos at a price equal to $10.60 per Share [the market price of the Shares on the NYSE MKT at noon on December 6, 2016] for cash in a private transaction.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby further amended to read as follows:

TRAC made accommodation pledges for loans to others to First NBC Bank (655,000 Shares), Robert Grubin (100,000 Shares), Scott Kim (100,000 Shares) and ACRE Abode Bridge Limited (358,226 Shares).

Shares held by ARL are subject to accommodation pledges previously made for loans to others to Consolidated National Corporation (438,600 Shares), Elizabeth Shillington (161,959 Shares), Shaw (438,600 Shares), ACRE Abode Bridge Limited (2,371,238 Shares) and First NBC Bank (1,990 Shares).

Of the remaining Shares held by ARL, 422,370 may be deemed to be "collateral" for borrowings, pursuant to margin or other account arrangements with bankers and brokerage firms relating to brokerage accounts. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and other collateral and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities.  Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares, and interest costs under such arrangements may vary with applicable costs and account balances.

Shares held by RAI are subject to accommodation pledges for loans to others from ACRE Abode Bridge Limited (250,000 Shares) and First NBC Bank (50,000 Shares).

Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in This Amendment No. 53 to Statement on Schedule 13D is true, complete, and correct.

Dated: December 14, 2016

AMERICAN REALTY INVESTORS, INC. By: /s/ Gene S. Bertcher Gene S. Bertcher, Executive Vice President REALTY ADVISORS, INC. By: /s/ Gene S. Bertcher Gene S. Bertcher, Vice President	TRANSCONTINENTAL REALTY ACQUISITION CORPORATION By: /s/ Gene S. Bertcher Gene S. Bertcher, Vice President By: /s/ Daniel J. Moos Daniel J. Moos, Individually